July 24, 2015

VIA EDGAR
Maryse Mills-Apenteng Special Counsel Division of Corporation Finance U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, D.C. 20549

Re:	COPsync, Inc.
Preliminary Information Statement on Schedule 14C
Filed on July 7, 2015
File No. 000-53705

Dear Ms. Mills-Apenteng:

We are filing this letter on behalf of COPsync, Inc. (the “Company”) in connection with the filing of the Company’s Preliminary Information Statement on Schedule 14C  (the “Information Statement”) with the U.S. Securities and Exchange Commission (the “Commission”) on July 7, 2015.  The Company received a letter, dated July 15, 2015 from the staff of the Division of Corporation Finance (the “Staff”) relating to the Information Statement (the “Comment Letter”).  The Company responded to the Comment Letter in a letter to the Staff dated July 20, 2015 (the “Response Letter”).  The Company then received a letter from the Staff dated July 23, 2015 (the “Second Comment Letter”).

This letter sets forth the response of the Company to the Second Comment Letter.  The information contained in the Response Letter is hereby incorporated by reference.  Capitalized terms used but not defined herein are given the meaning ascribed to them in the Information Statement.  In order to facilitate your review, we have repeated the comment from the Comment Letter in its entirety in italics.

General

1.
We note your response to prior comment 1 of our letter dated July 15, 2015. While we note your assertion that Messrs. Alosa, Sr. and Chaney acted in their capacity as stockholders, not as directors, to contact immediate family members and that the company did not take part in these discussions, we are unable to concur that this action does not constitute a solicitation. As you know, Schedule 14C may be used only when there is no solicitation or the solicitation is exempt. Based on your response, it appears that you are not eligible to file on Schedule 14C and that you should instead file a proxy statement on Schedule 14A.

Response:

Even if the communications between Messrs. Alosa, Sr. and Chaney and their respective children constituted a solicitation under Rule 14a-1(l)(i) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company believes that such a solicitation was exempt under rule 14a-2(b)(2) of the Exchange Act.  As discussed in the Response Letter, Messrs. Alosa, Sr. and Chaney acted in their individual capacities as stockholders of the Company, and not on behalf of the Company.  Following the Board meeting on July 6, 2015 in which the corporate actions were approved by the Board, Messrs. Alosa, Sr. and Chaney, of their own volition and not at the direction of the Company, contacted their immediate family members regarding the corporate actions.  Mr. Alosa, Sr. spoke to his spouse, 3 of his adult children and his daughter-in-law, and Mr. Chaney contacted his son.  Neither director contacted any other individual regarding the corporate actions.  As further discussed in the Response Letter, the only contact between the Company and any of these individuals was strictly ministerial in nature and therefore not a solicitation under Rule 14a-1(l)(2)(iii) of the Exchange Act, as discussed in greater detail in the Response Letter.  Furthermore, the consent of these individuals was not even required to approve the corporate actions because a majority vote had already been obtained based upon the consents received from the Company’s directors and by an insider.  However, because these stockholders expressed a desire to consent to the corporate actions, the Company included the stockholders in the consent.  Such inclusion was not a solicitation by the Company under Rule 14a-1(2)(i) of the Exchange Act.  Even if the Staff determines that a solicitation by the directors occurred, the Company believes that such solicitation was exempt under Rule 14a-2(b)(2) of the Exchange Act.

Rule 14a-2(b)(2) provides that a solicitation made otherwise than on behalf of the Company where the total number of persons solicited is not more than ten is exempt from the proxy solicitation rules and procedures.  As discussed above and in the Response Letter, Messrs. Alosa, Sr. and Chaney were not acting on behalf of the Company but, rather, as stockholders of the Company.  Further, only 6 individuals were contacted regarding the corporate actions discussed in the Information Statement.  Accordingly, even if a solicitation did occur, it was exempt from proxy solicitation rules because less than 10 individuals were contacted by stockholders of the Company.

For the foregoing reasons, we do not believe that the Company engaged in a solicitation of consents and, as a result, we respectfully submit that the use of an Information Statement on Schedule 14C was the appropriate form of communicating the corporate actions to the Company’s stockholders.

As requested by the Staff in the Comment Letter, the Company has authorized us to confirm the following on its behalf:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you or any other member of the Staff have any questions regarding our responses,   or need additional information, please do not hesitate to call me at (585) 231-1248.

Very truly yours,

Harter Secrest & Emery LLP

/s/ Alexander R. McClean
Alexander R. McClean
DIRECT DIAL:  585.231.1248
EMAIL: AMCCLEAN@HSELAW.COM

Cc:           Ronald A. Woessner